FSD Pharma Inc. Receives Nasdaq Notification Regarding Minimum Bid
Price Deficiency

TORONTO--(BUSINESS WIRE)-APRIL 7, 2024--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRE: 0K9) ("FSD Pharma" or the "Company"), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions to address ailments affecting millions worldwide, today announced that on April 5, 2024 it received a written notification (the "Notification Letter") from the Nasdaq Stock Market LLC ("Nasdaq") that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq's rules for continued listing on the Nasdaq Capital Market. The Notification Letter is only a notification of deficiency and not a notice of delisting. As such, the Notification Letter has no effect on the listing or trading of the Company's Class B Subordinate Voting Shares ("Class B Shares") on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires securities listed on the Nasdaq Capital Market to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company's Class B Shares for the 30 consecutive business days from February 22, 2024 to April 4, 2024, the Company has not met the minimum bid price requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until October 2, 2024 ("Compliance Period"), to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company's Class B Shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days.

In the event that the Company does not regain compliance within this 180 day period, the Company may be eligible to seek an additional compliance period of 180 calendar days if it complies with the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and provides written notice to Nasdaq of its intent to cure the deficiency during this second compliance period, by effecting a reverse stock split, if necessary.

The Company intends to monitor the closing price of its Class B Shares and may, if appropriate, consider available options to regain compliance with the minimum bid price requirement.  There can be no assurances that the Company will be able to regain compliance with the minimum bid price requirement or maintain compliance with the other Nasdaq listing requirements.

The Company's Class B Shares are also listed on the Canadian Securities Exchange and the Frankfurt Stock Exchange and the Notification Letter does not affect the Company's compliance status with either of those listings.

The Company's business operations are not affected by the receipt of the Notification Letter.

About FSD Pharma

FSD Pharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) ("Lucid-MS"). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD Pharma has also licensed unbuzzd™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption for use in the consumer recreational sector, to Celly Nutrition Corp. ("Celly Nu") and is entitled to a royalty on the revenue generated by Celly Nu from sales of products created using the technology rights granted under the licensing agreement. FSD Pharma continues its R&D activities to develop novel formulations for alcohol misuse disorders and continues the development of such treatments for use in the healthcare sector. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

Forward Looking Information

This press release  contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including the Company's plans to regain compliance with the Nasdaq minimum bid price by October 2, 2024, the Company's possible eligibility for additional time to regain compliance with such requirements upon expiration of the 180-day prescribed compliance period, and the Company's expectation that its Class B shares will continue to be listed and traded on the Nasdaq Capital Market during the prescribed compliance period.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from the expected results, include the Company's ability to regain compliance with the minimum bid price requirement with the prescribed grace periods, its ability to continue as a going concern depending, in part, on its ability to secure additional financing, the fact that drug development efforts of the Company and Lucid are at very early stages and may never advance to clinical trials, the success of its licensing agreement with Celly Nu and other risk factors set forth under "Risk Factors" in the Company's Annual Report on Form 20-F filed with the SEC on April 1, 2024 and with Canadian securities regulatory authorities in lieu of an annual information statement  and subsequent fillings with the SEC on Edgar (www.sec.gov) or the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca).

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted, or projected. The forward-looking statements contained in this press release speak only as of the date hereof.  The Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the CSE nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts:

FSD Pharma Inc.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com